SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

STATUTORY AUDIT COMMITTEE’S BUDGET
FOR THE FISCAL YEAR 2006

     Purpose and Proposal

     The Statutory Audit Committee Internal Regulations of TIM Participações S.A. (the “Company”), approved by the Special Shareholders’ Meeting held on March 16, 2006, sets forth the following in connection with the referred subject:

OWN BUDGET - EXPENSES

Art. 21 – The General Meeting of the Company shall allocate, annually, a reasonable amount to fund the expenses of the Statutory Audit Committee, which shall be incurred according to the budget approved by the majority of its members.

§1 – The management of the Company shall take the necessary measures so that the Company shall bear all the costs and expenses, as approved by the Statutory Audit Committee, provided that the limit determined by the General Meeting of the Company is observed.

§2 – The Statutory Audit Committee, through resolution of a majority of its members, may hire external advisors, including independent auditors and attorneys-at-law, to assist in the performance of its duties and attributions, provided that the yearly budget limit as set forth by the General Meeting, in accordance with the caput of this Art. 21 is observed.

     The Statutory Audit Committee decided, unanimously, to propose the submission of the following budget proposal for the fiscal year 2006 to the General Meeting of the Company:

Statutory Audit Committee’s Annual Budget: The Members approved the Statutory Audit Committee’s annual budget, which does not include the Members’ fees and transport and lodging expenses. Such budget was established in the amount of R$ 200,000.00 (two hundred thousand reais), allocated as follows:

Hiring of specialists and consultants	R$ 185,000.00
Professional updating of the Members	R$ 15,000.00
Total	R$ 200,000.00

The Members agreed to submit such proposal to the Board of Directors with the recommendation that such proposal be submitted to the General Meeting of the Company in the appropriate time.

      In this sense, the management of TIM Participações S.A. submits the aforementioned budget proposal to the approval of the General Meeting of the Company, to be convened in the appropriate time.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer